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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.            )

Whitney Information Network, Inc.	4818 Coronado Parkway, Cape
Coral, FL 33904
Name of Issuer	Address

Common Stock	966621104
(Title of Class of Securities)	(CUSIP Number)

December 31, 2004
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐
Rule 13d-1(b)

☒
Rule 13d-1(c)

☐
Rule 13d-1(d)

*
The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Cusip No. 966621 10 4

1.	Names of Reporting Persons. Russell A. Whitney I.R.S. Identification Nos. of above persons (entities only). ###-##-####

2.	Check the Appropriate Box if a Member of a Group (See Instructions)			(a) ☐
(b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

Number of Shares		5.	Sole Voting Power
Beneficially
Owned by Each		6.	Shared Voting Power 6,615,600
Reporting
Person With		7.	Sole Dispositive Power

		8.	Shared Dispositive Power 6,615,600

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,615,600

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
☐

11.	Percent of Class Represented by Amount in Row (9) 80.8%

12.	Type of Reporting Person (See Instructions)
Shares held in the name of Russell A. Whitney and Ingrid Whitney as Tenants by the Entireties—6,615,600.
Options to purchase shares held by Russell A. Whitney's Adult daughter in her name—90,000.
Total owned beneficially 6,706,600.

SIGNATURE

        After reasonable Inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 29, 2005 Date
/s/ RUSSELL A. WHITNEY Signature. Russell A. Whitney, CEO

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SIGNATURE